Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium completes tender offer for UAP, expects to complete acquisition within several days
May 5, 2008 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that its wholly-owned subsidiary, Agrium U.S. Inc., has completed its tender offer for UAP Holding Corp. (NASDAQ: UAPH).
Agrium U.S.’s tender offer for all of the outstanding common stock of UAP expired at 12:00 midnight, New York City time, on May 2, 2008. As of such time, approximately 52.17 million shares were tendered and not withdrawn in the offer (including approximately 3.04 million shares delivered pursuant to the guaranteed delivery procedure), representing 98.5 percent of UAP’s outstanding shares. Agrium U.S. has accepted for payment all tendered shares.
The completion of the tender offer is the first step in Agrium’s two-step acquisition of UAP. The second and final step, the merger of UAP with an Agrium subsidiary, is expected to occur within the next several days. In the merger, each of the remaining shares of UAP (other than any shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by UAP, Agrium or any of their wholly-owned subsidiaries) will be converted into the right to receive the same $39.00 in cash per share, without interest and less any required withholding taxes, that was paid in the tender offer. Following the merger, UAP’s shares will cease to be traded on the NASDAQ Global Select Market.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
ADVISORY
This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Agrium or UAP.
THE TENDER OFFER IS BEING MADE SOLELY BY THE TENDER OFFER STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement are available to all stockholders of UAP, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by Agrium with the SEC) and the Solicitation/Recommendation Statement are also available for free at the SEC’s website at www.sec.gov. Investors and security holders are strongly advised to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the tender offer referred to in this press release because they contain important information.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Reform Act of 1995. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors relative to these statements include: that the transaction may not be timely completed, success in achieving anticipated synergies and accretion, reliance on UAP’s publicly available information, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in Agrium’s reports and comprehensive public disclosure documents including Agrium’s Annual Information Form, and in other Agrium filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).
FOR FURTHER INFORMATION:
Agrium Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com